UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

INTRA-CELLULAR THERAPIES, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

46116X 101

(CUSIP Number)

Intra-Cellular Therapies, Inc.

3960 Broadway

New York, NY 10032

Telephone: (212) 923-3344

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46116X 101	Schedule 13D	Page 2 of 8 Pages

(1)	NAME OF REPORTING PERSON Sharon Mates, Ph.D.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ (joint filers)
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 1,341,433 shares[1]
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 1,341,433 shares[2]
	(10)	SHARED DISPOSITIVE POWER 0 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,341,433 shares[3]
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%[4]
(14)	TYPE OF REPORTING PERSON IN

[1]	Consists of 1,053,935 shares of common stock and options to purchase 287,498 shares of common stock which are exercisable within 60 days of August 29, 2013.
[2]	See Footnote 1.
[3]	See Footnote 1.
[4]	The percentage ownership was calculated based on 22,134,647 shares of common stock reported by Intra-Cellular Therapies, Inc. (referred to herein as “Intra-Cellular” or the “Issuer”) to be issued and outstanding as of August 29, 2013 in the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 5, 2013.

CUSIP No. 46116X 101	Schedule 13D	Page 3 of 8 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Intra-Cellular Therapies, Inc., a Delaware corporation (“Intra-Cellular” or the “Issuer”). Intra-Cellular’s principal executive offices are located at 3960 Broadway, New York, NY 10032.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed on behalf of Sharon Mates, Ph.D. (the “Reporting Person”).

(b) The business address of Dr. Mates is c/o Intra-Cellular Therapies, Inc., 3960 Broadway, New York, NY 10032.

(c) Dr. Mates is the President, Chief Executive Officer and Chairman of the Board of Directors of Intra-Cellular.

(d) During the past five years, Dr. Mates has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Dr. Mates has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Dr. Mates is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The information contained in Item 4 is incorporated herein by reference.

Item 4. Purpose of Transaction.

Private Placement

Prior to the Merger (defined below), Intra-Cellular Therapies, Inc., a private Delaware corporation (“ITI”) sold to accredited investors approximately $60.0 million of its shares of common stock, or 18,889,307 shares at a price of $3.1764 per share, which included approximately $15.3 million in principal and $0.8 million in accrued interest from the conversion of ITI’s then outstanding convertible promissory notes (the “Private Placement”).

Also, ITI granted the investors in the Private Placement, and the other then existing stockholders of ITI, registration rights requiring ITI or any successor to register those shares of ITI’s common stock (which were exchanged for shares of the Issuer’s Common Stock in the Merger) for public resale, as described in more detail below. The Private Placement closed immediately prior to the Merger on August 29, 2013.

Dr. Mates purchased 7,870 shares of ITI’s common stock in the Private Placement for a purchase price of $24,998.

Reverse Merger

Pursuant to an Agreement and Plan of Merger dated August 23, 2013 (the “Merger Agreement”) by and among the Issuer, ITI, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”) and ITI, Merger Sub merged with and into ITI, with ITI remaining as the surviving entity and a wholly-owned operating subsidiary of the Issuer (the “Merger”). The Merger was effective as of August 29, 2013 (the “Effective Time”). As part of the Merger, ITI changed its name to ITI, Inc.

At the Effective Time, the legal existence of Merger Sub ceased and each share of ITI’s common stock and each share of ITI’s preferred stock that was issued and outstanding immediately prior to the Effective Time was automatically exchanged for 0.5 shares of the Issuer’s Common Stock. The Issuer issued an aggregate of 22,134,647 shares of its Common Stock upon such exchange.

CUSIP No. 46116X 101	Schedule 13D	Page 4 of 8 Pages

Following the Merger, effective on August 29, 2013, a newly organized wholly-owned subsidiary of the Issuer named “Intra-Cellular Therapies, Inc.” merged with and into the Issuer, leaving the Issuer as the surviving corporation. In connection with this merger, the Issuer, which was formerly named Oneida Resources Corp., assumed the name Intra-Cellular Therapies, Inc.

In addition, at the Effective Time, the Issuer assumed ITI’s 2003 Equity Incentive Plan, as amended, (the “2003 Equity Incentive Plan”), and all options to purchase ITI’s common stock then outstanding under the 2003 Equity Incentive Plan, and such options became exercisable for an aggregate of 1,462,380 shares of the Issuer’s Common Stock, subject to the vesting and other terms of such options. The vesting of such options was not accelerated as a result of the Merger. At the Effective Time, the Issuer also assumed a warrant to purchase ITI’s common stock, and such warrant became exercisable for 1,822 shares of the Issuer’s Common Stock.

Upon the effectiveness of the Merger, the Issuer’s business became the operation of ITI and its business. Immediately following the Effective Time, the Issuer’s Board of Directors (the “Board”), which immediately prior to the Effective Time consisted of Samir N. Masri as the Issuer’s sole director, appointed Sharon Mates, Ph.D., who was Chairman, President and Chief Executive Officer of ITI, as the Issuer’s Chairman, President and Chief Executive Officer, to serve on the Board with Mr. Masri. At the Effective Time, Mr. Masri resigned from all of his positions as an officer of the Issuer. In addition, immediately following the Effective Time, the Board appointed Lawrence J. Hineline, who was the Vice President of Finance, Chief Financial Officer and Secretary of ITI, as the Issuer’s Vice President of Finance, Chief Financial Officer and Secretary; Allen A. Fienberg, Ph.D., who was the Vice President of Business Development of ITI, as the Issuer’s Vice President of Business Development; Lawrence P. Wennogle, Ph.D., who was the Vice President, Drug Discovery of ITI, as the Issuer’s Vice President, Drug Discovery; and Kimberly E. Vanover, Ph.D., who was the Vice President, Clinical Development of ITI, as the Issuer’s Vice President, Clinical Development. On September 9, 2013, which is the eleventh day following the date that the Issuer filed with SEC, and transmitted to the Issuer’s sole stockholder prior to the Merger, a Schedule 14f-1 reporting a change in the majority of the Issuer’s directors, Christopher Alafi, Ph.D., Richard Lerner, M.D., Joel S. Marcus and Sir Michael Rawlins, M.D., FRCP, FMedSci, were appointed to the Board to serve on the Board with Dr. Mates, and Mr. Masri will resign from the Board as of such date. Each of Dr. Mates, Dr. Alafi, Dr. Lerner, Mr. Marcus, and Sir Michael were directors of ITI immediately prior to the Merger.

Immediately following the Effective Time, the Issuer redeemed all shares of its capital stock issued and outstanding immediately prior to the Merger. Upon completion of the Merger and this redemption, the former stockholders of ITI held 100% of the outstanding shares of the Issuer’s capital stock.

Immediately prior to the consummation of the Merger, the Reporting Person owned 2,107,870 shares of ITI’s common stock, including 7,870 shares of ITI common stock purchased in the Private Placement, which were exchanged for an aggregate of 1,053,935 shares of the Issuer’s Common Stock. Of the 2,107,870 shares of ITI common stock held by Dr. Mates immediately prior to the consummation of the Merger, Dr. Mates purchased 2,000,000 shares of ITI common stock in 2002 for par value as founder’s shares and Dr. Mates received 100,000 shares of ITI common stock upon the exercise of stock options in August 2013 for an aggregate exercise price of $15,000. The purchase and exercise price of such shares were paid by Dr. Mates. Upon the consummation of the Merger, the Issuer assumed options held by Dr. Mates to purchase 387,500 shares of the Issuer’s Common Stock, of which 287,498 are exercisable within 60 days of August 29, 2013.

Effective August 29, 2013, prior to the Merger, the Issuer’s sole director and sole stockholder approved by written consent a restated certificate of incorporation to, among other things, reduce the number of authorized shares of preferred stock, provide for the Issuer’s Board of Directors to be divided into three classes, require that any action taken by the Issuer’s stockholders be at a duly called annual or special meeting of stockholders and not by written consent, and to require a supermajority vote of the Issuer’s stockholders for the Issuer’s stockholders to remove any of the Issuer’s directors, amend, alter or repeal, or adopt any provision inconsistent with, certain provisions contained in the Issuer’s restated certificate of incorporation, or to adopt, amend or repeal the Issuer’s restated bylaws. Twenty days after the Issuer files an information statement on Schedule 14C with the SEC to notify the Issuer’s former sole stockholder of this action and mails the information statement to the Issuer’s former sole stockholder, the Issuer may file the restated certificate of incorporation with the Secretary of State of the State of Delaware. When the restated certificate of incorporation becomes effective, the Issuer will have authorized capital stock of 105,000,000 shares, of which 100,000,000 shares will be designated as Common Stock, and of which 5,000,000 shares will be designated as preferred stock, par value $0.0001 per share.

CUSIP No. 46116X 101	Schedule 13D	Page 5 of 8 Pages

Effective August 29, 2013, the Issuer’s sole director approved the Issuer’s restated bylaws to, among other things, provide for the Board of Directors to be divided into three classes, require that any action taken by the Issuer’s stockholders be at a duly called annual or special meeting of stockholders and not by written consent, and to require a supermajority vote of the Issuer’s stockholders for the Issuer’s stockholders to remove any of the Issuer’s directors or to adopt, amend or repeal any provision of the Issuer’s restated bylaws.

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Person beneficially owns 1,341,433 shares of Common Stock of the Issuer consisting of 1,053,935 shares of Common Stock and options to purchase 287,498 shares of Common Stock which are exercisable within 60 days of August 29, 2013. Such shares represent beneficial ownership of 6.0% of the issued and outstanding shares of Common Stock of the Issuer, based on 22,134,647 shares of Common Stock reported by the Issuer to be issued and outstanding as of August 29, 2013 in the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 5, 2013.

(b)	Number of shares as to which the Reporting person has:

(i)	Sole power to vote or to direct the vote: 1,341,433 shares

(ii)	Shared power to vote or to direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: 1,341,433 shares

(iv)	Shared power to dispose or to direct the disposition of: 0 shares

(c) Except as set forth in this Schedule 13D, the Reporting Person has not effected any transactions with respect to the shares of the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 4 is incorporated herein by reference.

Registration Rights Agreement

At the closing of the Private Placement, ITI entered into a registration rights agreement (the “Registration Rights Agreement”) with the investors in the Private Placement (including the Reporting Person) and also the existing stockholders of ITI who agreed to become parties to certain provisions of the agreement or who may choose to become parties in the future. The Issuer assumed the Registration Rights Agreement in connection with the Merger. Pursuant to the Registration Rights Agreement and subject to the rules and regulations of the SEC, the Issuer has agreed to file a shelf registration statement covering the resale of the shares of its Common Stock held by the investors in the Private Placement and the shares of the Issuer’s common stock held by the former stockholders of ITI who are parties to the agreement. The Issuer is required to file the shelf registration statement within 45 days of the date of the Registration Rights Agreement (October 13, 2013). In the event fewer than all of the Issuer’s outstanding shares of common stock can be registered pursuant to the so-called Rule 415 doctrine, priority will be given to the shares issued in the Private Placement, but in such event at least 25% of the shares registered shall be those held by ITI’s existing stockholders prior to the Private Placement.

The Issuer will be liable to each investor in the Private Placement (but not to the former stockholders of ITI who are parties to the agreement) for liquidated damages, on a 30-day basis, equal to 1.0% of the aggregate purchase price paid by the investor for the registrable shares of the Issuer’s Common Stock then held by the investor, subject to an overall cap of 5%, (i) if the Issuer fails to file the registration statement on time, (ii) if the registration

CUSIP No. 46116X 101	Schedule 13D	Page 6 of 8 Pages

statement is not declared effective within 150 days from the date of the Registration Rights Agreement (January 26, 2014), (iii) if the Issuer suspends (subject to limited blackout periods described below) or terminates the registration statement prior to the date which is the earlier of (x) the third anniversary of its effectiveness (or the third anniversary of the date on which all registrable shares are included therein, if later) and (y) the date on which all of the registrable shares cease to be registrable shares, or (iv) in the event one or more suspensions of the effectiveness of the registration statement exceeds 60 days in the aggregate during any 12-month period.

The Issuer will be permitted to suspend the registration statement one or more times during any 12-month period provided such suspensions do not exceed 30 consecutive days or 60 days in the aggregate in any 12-month period. Any suspension associated with the Issuer’s filing of an annual, periodic or current report, as required by the Securities Exchange Act of 1934, as amended, will be permitted and will not be counted against the 60 day limitation. Any shares not registered due to the Rule 415 doctrine will not be subject to liquidated damages. Expenses with respect to the filing and effectiveness of such registration statement (but not selling expenses, or underwriter or agent compensation) will be paid by the Issuer, including expenses of one counsel for the selling stockholders.

Lock-Up Provisions in Registration Rights Agreement

The Registration Rights Agreement contains a lock-up provision applicable to the existing stockholders of ITI prior to the Private Placement who are party to the agreement (including the Reporting Person). Pursuant to the lock-up provision, these stockholders agreed, subject to specified exceptions, not to sell, transfer, dispose of, contract to sell, sell any option or contract to purchase, or otherwise transfer or dispose of, directly or indirectly, without the written consent of Leerink Swann LLC or, in certain circumstances, the two lead institutional investors in the Private Placement, any shares of the Issuer’s Common Stock or any securities convertible into or exercisable or exchangeable for shares of the Issuer’s Common Stock until the earlier of (a) up to 180 days (as requested by the lead underwriter) after the date on which the Issuer’s shares of Common Stock are listed for trading on a national securities exchange in connection with a firm commitment underwritten public offering by the Issuer with gross proceeds to the Issuer of at least $40 million, or (b) the date that is 18 months following the date of the Merger.

These lock-up provisions will not apply to, among other things, shares of common stock acquired in connection with any follow-on securities offerings by the Issuer or in open market transactions, or upon the exercise of stock options granted pursuant to the Issuer’s equity incentive plans, so long as the shares acquired upon exercise remain subject to the lock-up provisions in the agreement, or certain gifts and other transfers for estate-planning purposes or by stockholders who are entities to their limited partners, members or stockholders, as specified in the agreement.

In the event that a former stockholder of ITI was also an investor in the Private Placement (as is the case for the Reporting Person), then these lock-up provisions in the agreement will only apply with respect to the shares held by such stockholder that were not purchased in the Private Placement. Under the Registration Rights Agreement, the Issuer did not enter into any lock-up agreement or other restriction on the transfer or registration of the shares of its Common Stock acquired by the investors in the Private Placement (other than those imposed by non-disclosure agreements and the requirement that each investor continue to hold 200 shares of ITI’s common stock (which were exchanged for 100 shares of the Issuer’s Common Stock in the Merger) until the earlier of (y) the date on which the Issuer’s shares are listed on a national securities exchange or (z) the date 18 months after the closing of the Private Placement (February 28, 2015)).

Stock Option Provisions in Employment Agreement

The Reporting Person entered into an employment agreement with ITI in February 2008 (the “Employment Agreement”), which provides that the Reporting Person is eligible for stock options as may be awarded by the Board of Directors. If (i) her employment is terminated without cause by the Issuer or she terminates her employment for good reason, and not for death or disability, or (ii) the Issuer elects not to renew the Employment Agreement for reasons other than death, disability or cause, all of her unvested stock options will become fully vested and exercisable and any incentive stock option issued to her will automatically convert to a non-qualified option on the 91st day following termination, provided it has not been exercised, subject to the terms of the applicable stock plan and option agreement. In addition, in the event of a change of control, all of her unvested stock options and any restricted stock will immediately vest.

CUSIP No. 46116X 101	Schedule 13D	Page 7 of 8 Pages

The foregoing descriptions of the Merger Agreement, the Registration Rights Agreement and the Employment Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1, 2 and 3, respectively, and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger, dated as of August 23, 2013, by and among the Issuer, ITI, Inc. and Intra-Cellular Therapies, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 29, 2013).

Exhibit 2	Registration Rights Agreement dated as of August 29, 2013 by and among Intra-Cellular Therapies, Inc., the stockholders named therein and the Issuer (incorporated by reference to Exhibit 10.19 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 5, 2013).

Exhibit 3	Employment Agreement effective as of February 26, 2008 by and between Sharon Mates, Ph.D. and Intra-Cellular Therapies, Inc. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 5, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 9, 2013	By:	/s/ Sharon Mates, Ph.D.
Sharon Mates, Ph.D.